UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F

NCB Innovation Centre

No. 888 Lai Chi Kok Road

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Information

Attached hereto as Exhibit 99.1 is a press release dated March 20, 2026, announcing Ming Shing Group Holdings Limited’s (the “Company”) unaudited financial and operating results for the six months ended September 30, 2025; attached hereto as Exhibit 99.2 are the unaudited condensed consolidated financial statements of the Company as of September 30, 2025 and for the six months ended September 30, 2025 and 2024; and attached hereto as Exhibit 99.3 is the management’s discussion and analysis of financial condition and results of operations of the Company.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated March 20, 2026 - Ming Shing Group Holdings Limited Announces Unaudited Financial Results For The Six Months Ended September 30, 2025
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2025 and for the six months ended September 30, 2025 and 2024
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: March 20, 2026	By:	/s/ Wenjin Li
	Name:	Wenjin Li
	Title:	Chairman of the Board and Chief Executive Officer

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